UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________________

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

June 2, 2021

(Date of Report (Date of earliest event reported))

FUNDRISE BALANCED EREIT II, LLC

(Exact name of registrant as specified in its charter)

Delaware	84-4465115
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

11 Dupont Circle NW, 9th Floor, Washington, DC	20036
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events

Asset Acquisition

Lake Shadow Controlled Subsidiary - Maitland, FL

On June 2, 2021, we directly acquired ownership of a “majority-owned subsidiary” (the “Lake Shadow Controlled Subsidiary”) for an initial contribution of approximately $3,995,000, which is the initial stated value of our equity interest in a new investment round in the Lake Shadow Controlled Subsidiary (the “Lake Shadow Balanced II eREIT Investment”). Fundrise Real Estate Interval Fund, LLC acquired ownership of the remaining equity interest in the new investment round in the Lake Shadow Controlled Subsidiary, for an initial contribution of approximately $35,957,000 (the “Lake Shadow Interval Fund Investment” and, together with the Lake Shadow Balanced II eREIT Investment, the “Lake Shadow Investment”). The Lake Shadow Controlled Subsidiary used the proceeds of the Lake Shadow Investment to acquire a stabilized garden style multifamily property totaling 300 units located in Maitland, FL (the “Lake Shadow Property”). The initial Lake Shadow Balanced II eREIT Investment was funded with proceeds from our Offering, and the closing of the initial Lake Shadow Balanced II eREIT Investment and the Lake Shadow Interval Fund Investment occurred concurrently.

The Lake Shadow Controlled Subsidiary is managed by us.

Pursuant to the agreements governing the Lake Shadow Balanced II eREIT Investment, we have authority for the management of the Lake Shadow Controlled Subsidiary, including the Lake Shadow Property. In addition, an affiliate of our sponsor earned an acquisition fee of approximately 1.0% of the total purchase price for the Lake Shadow Property, paid directly by the Lake Shadow Controlled Subsidiary.

The total purchase price for the Lake Shadow Property was approximately $83,125,000, an average of approximately $277,000 per unit. We anticipate additional hard costs of approximately $104,000 for rebranding and miscellaneous minor capital expenditures, as well as additional soft costs and financing costs of approximately $2,442,000 bringing the total projected project cost for the Lake Shadow Property to approximately $85,671,000. To finance the acquisition of the Lake Shadow Property, a $45,719,000 senior loan with a one (1) year term at a 1 MO LIBOR + 1.65% interest rate with one (1) year interest only was secured.

The Lake Shadow Property was built in 2019 and has a mix of unit types and floorplans, ranging from 770 square foot 1-bedroom to 1,417 square foot 3-bedroom/2-bath apartments. Professional third-party property management will be installed to manage the Lake Shadow Property.

The following table contains underwriting assumptions for the Lake Shadow Property. Assumptions are presented at the asset level. All of the values in the table below are assumptions that we believe to be reasonable; however, there can be no guarantee that such results will be achieved.

Asset Name	Stabilized Economic Vacancy	Average Annual Rent Growth	Average Annual Expense Growth	Exit Cap Rate	Hold Period
Lake Shadow Property	5.50%	2.95%	2.48%	4.75%	10 years

Please note that past performance is not indicative of future results, and these underwriting assumptions may not reflect actual performance. Any assumptions on the performance of any of our assets may not prove to be accurate. Investing in Fundrise Balanced eREIT II, LLC is an inherently risky investment that may result in total or partial loss of investment to investors.

We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in the most recently qualified Offering Statement on Form 1-A filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and offering circular supplements filed with the SEC, which are accessible on the SEC's website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE BALANCED EREIT II, LLC

By:	Fundrise Advisors, LLC
Its:	Manager

By:	/s/ Bjorn J. Hall
Name:	Bjorn J. Hall
Title:	General Counsel

Date: June 8, 2021